UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 63)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PERSHING GOLD CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

715302204

(CUSIP Number)

Copy to:

Barry C. Honig

215 SE Spanish Trail

Boca Raton, FL 33432

561-307-2287

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,410,106 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,410,106 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,410,106 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.37% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 2,845,890 shares of Common Stock held by Mr. Honig, individually, (ii) 432,077 shares of Common Stock held by Mr. Honig and his spouse, Renee Honig, as tenants by the entirety, (iii) 5,269,167 shares of Common Stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”) of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ 401K, (iv) 130,892 shares of Common Stock held by GRQ Consultants, Inc. (“GRQ Inc.”) of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ Inc., (v) 1,767,575 shares of Common Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by Roth 401K, (vi) 89,147 shares of Common Stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBO” and, together with GRQ 401K, GRQ Inc., and Roth 401K, the “Honig Entities”) of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ DBO, (vii) 396,039 shares of Common Stock issuable upon exercise of warrants held by GRQ 401K, (viii) 1,495,606 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by GRQ 401K, (ix) 731,892 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by Roth 401K, (x) 205,425 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by GRQ DBO, (xi) 301,950 shares of Common Stock issuable upon conversion of Series E Preferred Stock held by Mr. Honig, and (xii) 744,446 shares of Common Stock issuable upon exercise of stock options held by Mr. Honig which are fully vested and exercisable at any time upon Mr. Honig’s election. All of the shares of Common Stock and Series E Preferred Stock (and options or warrants related thereto) are subject to the Support Agreement entered into with Americas Silver Corporation, as described more fully in Item 4 below.

(2)	Based on 33,676,921 shares of Common Stock outstanding as of November 1, 2018 as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2018 and filed with the SEC on November 2, 2018, plus the shares of Common Stock underlying the Series E Preferred Stock, warrants and stock options referred to in footnote (1).

Item 1.	Security and Issuer

This Amendment No. 63 to Schedule 13D (this “Amendment No. 63”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pershing Gold Corporation, a Nevada corporation (“Issuer”), which is located at 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401. This Amendment No. 63 amends and supplements, as set forth below, the information contained in Items 1 and 5 of the Schedule 13D filed by the Reporting Person with respect to the Issuer on May 31, 2012, as amended, supplemented and restated from time to time (as so amended, including, without limitation, pursuant to this Amendment No. 63, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 63, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 63.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)       See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 33,676,921 shares of Common Stock outstanding as of November 1, 2018 as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2018 and filed with the SEC on November 2, 2018, and assumes the exercise of the reported warrants and options and the conversion of the reported preferred stock.

(b)       See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)       The Reporting Person engaged in the following transactions in shares of Common Stock of the Company during the 60-day period preceding this filing. Such transactions involved the purchase of shares on the NASDAQ Global Market or pursuant to a private transaction. The Reporting Person hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Shares
12/20/2018	Purchase	$0.9133	126,000

(d)       To the best knowledge of the Reporting Person, no person other than the Reporting Person, individually and with Renee Honig as tenants by the entirety, and the Honig Entities has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of common stock held by the Reporting Person, individually and with Renee Honig as tenants by the entirety, and the Honig Entities.

(e)       N/A

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement among Barry Honig, GRQ 401K, GRQ Inc., Roth 401K, and GRQ DBO

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2018	By:	/s/ Barry Honig
Barry Honig

-4-